Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Reports First Quarter 2025 Unaudited Financial Results

- Record-high revenue and gross profit, led by our successful Merger and robust growth in Wealth Management Solutions

- Effective cost management and strategic investments also resulted in YoY improvement in operating income

Singapore, May 28, 2025 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a leading provider of institutional crypto financial services & solutions and operating under the brand name “Amber Premium”, today announced unaudited financial results for the first quarter ended March 31, 2025.

Wayne Huo, CEO and Director of Amber International, commented, “We are pleased to report a strong first quarter, highlighted by record revenue of US$14.9 million and improved profitability. The successful completion of the merger with iClick (the “Merger”) has enhanced our platform capabilities, enabling us to drive robust growth across core institutional offerings. Our high-margin Wealth Management Solutions continued to perform well, supported by a diversified and scalable revenue model that positions us for long-term growth.”

“As we look to the second quarter and beyond, we’re focused on scaling our strategic growth initiatives. The launch of our US$100 million Crypto Ecosystem Reserve, the rollout of uMINT (a tokenized real-world assets (RWAs) offering backed by UBS Asset management), and continued developments in AgentFi exemplified by our AI ambassador MIA, are all examples of how we’re building for the next phase of institutional crypto finance. With our institutional infrastructure, regulated foundation, and strong momentum, we’re committed to serving the evolving needs of clients and expanding our global footprint,” Mr. Huo continued.

Josephine Ngai, CFO of Amber International, added, “Amber Premium’s first quarter financial results reflect the disciplined execution of our integration and cost optimization strategy. As we continue to expand our infrastructure, we remain focused on maintaining capital efficiency while investing in the capabilities that support institutional client success.”

First Quarter 2025 Highlights

●	Record Quarterly Revenue: Reached US$14.9 million, led by our successful Merger and robust business growth.
●	Wealth Management Solutions Revenue: Reached US$9.9 million, achieving multi-fold increase.
●	Gross Profit: Surged to US$11.0 million.
●	Operating Profitability: Achieved operating income of US$0.8 million, versus a US$0.9 million loss in the first quarter of 2024.
●	Adjusted EBITDA: US$1.6 million, versus a US$0.8 million loss in the first quarter of 2024.
●	Client Assets on Platform[1]: Increased to US$1,275.4 million, up 11% from March 31, 2024.

●	Cumulative KYC'ed Users[2]: Reached 4,657, up 22% from March 31, 2024.

1 Client Assets on Platform is defined as the total U.S. dollar equivalent value of client assets from Sparrow business, WhaleFin Markets Limited (the “WFM”), and WhaleFin Technologies Limited (the “WFTL”) as of a specific date. While Sparrow, WFM, and WFTL were not consolidated subsidiaries of the Company throughout the relevant periods, their client assets have been included on a pro forma basis for illustrative purposes assuming the completion of the DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, other than the consolidation of Sparrow business following the relevant regulatory approval in April 2025, the DWM Asset Restructuring has not been completed.

2 Cumulative KYC’ed Users is defined as the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date, including those from Sparrow business, WFM, and WFTL. While Sparrow, WFM, and WFTL were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes to reflect performance of the DWM Asset Restructuring.

Business Developments and Strategic Updates

The first quarter of 2025 delivered record financial performance alongside significant strategic milestones that position us for long term growth. In March, we successfully completed our Merger with iClick and began trading under our new ticker (Nasdaq: AMBR)—a defining moment as we entered the public markets. Operationally, we focused on integrating our expanded platform and delivering on growth targets.

Our Wealth Management Solutions business continued to demonstrate strong client demand, supported by growing interest in structured yield products, collateralized lending, and DeFi-enhanced offerings. This performance was underpinned by an 11% increase in client assets to US$1,275.4 million and a 22% growth in KYC’ed users, reflecting strong engagement and trust from high-value institutional clients who increasingly view digital assets as an important portfolio allocation.

Looking ahead, we remain focused on long-term growth through three core strategic initiatives:

●	The launch of our US$100 million Crypto Ecosystem Reserve, designed to support product innovation, enhance market positioning, and create synergistic value through ecosystem participation;
●	Continued expansion into tokenized real-world assets (RWAs), with a focus on compliant, yield-bearing investment solutions;
●	The early-stage development of AgentFi infrastructure, starting with MIA (an AI agent developed by ai.ac) as our AgentFi ambassador, positioned us at the forefront of AI-native financial automation and agent-based digital asset management.

First Quarter 2025 Financial Results Summary

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) completed its previously announced Merger with Amber DWM Holding Limited (“Amber DWM”)3. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization. The financial results of iClick have been included in the consolidated financial results since March 12, 2025.

Effective for the fiscal year beginning January 1, 2025, the Company would prepare and report its financial statements in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board to align with the preparation and reporting of the financial statements of Amber DWM. Also, Amber DWM changed its fiscal year end from June 30 to December 31 in order to align with the fiscal year end of the Company (previously known as iClick). For details, please refer to Form 6-K furnished to the SEC on May 22, 2025 and April 8, 2025, respectively.

3 In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group Limited. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WFTL (the “WFTL Assigned Contracts”) effective from January 1, 2025, and 100% consolidated net income of Sparrow Tech Private Limited (“Sparrow”) effective from March 12, 2025. Therefore, our results for the first quarter of 2025 have included the net income from WFTL Assigned Contracts and Sparrow, which was not reflected in our results for the first quarter of 2024.

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended March 31,
(US$ in thousands, except per share data; unaudited)	2025	2024	Percentage change
Financial Metrics:
Revenue
Wealth Management Solutions	9,918	587	1,590%
Execution Solutions	2,674	29	9,121%
Payment Solutions	797	395	102%
Sub-total of Amber Premium’s Business[4]	13,389	1,011	1,224%
Marketing and Enterprise Solutions	1,551	—	N/M
Total revenue	14,940	1,011	1,378%
Gross profit	11,005	464	2,272%
Operating income/(loss)	827	(893)	N/M
Net income/(loss)	916	(11,873)	N/M
Diluted net income/(loss) per American Depositary Shares (“ADS”)	0.01	(0.19)	N/M
Adjusted EBITDA[5]	1,581	(792)	N/M
Adjusted net income/(loss)[5]	1,477	(910)	N/M
Diluted adjusted net income/(loss) per ADS[5]	0.02	(0.01)	N/M

Revenue for the first quarter of 2025 was US$14.9 million, notably up from US$1.0 million in the first quarter of 2024, attributed to the intercompany service agreement dated March 12, 2025, pursuant to which the Company will consolidate the net income generated by the WFTL Assigned Contracts effective January 1, 2025, and continuous expansion of Amber Premium’s business.

We reported the results into four revenue streams:

1)	Wealth Management Solutions revenue is mainly generated from (a) finance income and premiums earned on structured products and strategic fees; and (b) commission, rebates and spread earned from standard earn and structured products, DeFi yield enhanced products and strategic funds. We achieved a significant growth of revenue in the first quarter of 2025 at US$9.9 million from US$0.6 million in the same period of 2024, contributed by the WFTL Assigned Contracts recorded in the first quarter 2025, as well as strong demand on our diverse investment products, collateralized lending and asset management.
2)	Execution Solutions revenue mainly includes the transaction fees from the provision of OTC trading and execution services. US$2.7 million revenue was recorded in the first quarter of 2025, increased from US$29.0 thousand in the same period of 2024. The growth was primarily driven by revenue generated from the WFTL Assigned Contracts, and higher average fee rate and spread in the mix of different trading in this quarter.
3)	Payment Solutions revenue is generated from the conversion fee of our fiat on/off-ramp services. US$0.8 million revenue was recorded in the first quarter of 2025, increased from US$0.4 million for the same period of 2024, mainly contributed from the revenue generated from the WFTL Assigned Contracts.
4)	Marketing and Enterprise Solutions revenue is generated from online marketing, SaaS products and services provided by iClick. US$1.6 million revenue was recorded in the first quarter of 2025.

Gross profit for the first quarter of 2025 reached US$11.0 million, compared to US$0.5 million in the same period of 2024. Gross profit margin demonstrated an upward trend to 73.7% in the first quarter of 2025, from 45.9% in the first quarter of 2024. The increase was mainly contributed by the WFTL Assigned Contracts and continuous expansion of Amber Premium’s business.

4 Amber Premium’s business comprises our Wealth Management Solutions, Execution Solutions, and Payment Solutions.

5 For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Total operating expenses were US$10.2 million in the first quarter of 2025, increased from US$1.4 million in the first quarter of 2024. The change was primarily due to the increase of technology infrastructure expenses, software services expenses, personnel expenses and consultancy for business expansion and development of new products and services.

Operating income was US$0.8 million in the first quarter of 2025, improved from US$0.9 million operating loss in the first quarter of 2024, as a result of our strategic investments and expansion of higher margin Amber Premium’s services. In addition, our marketing and enterprise solutions business recorded an overall breakeven result in the first quarter of 2025.

Other gains, net, were US$0.1 million in the first quarter of 2025, compared to other losses, net of US$11.0 million in the first quarter of 2024. Other losses, net in the first quarter of 2024 were mainly driven by unrealized loss in fair value of digital assets in connection with a related party's loan. The related party’s loan was waived prior to the Merger and thus the unrealized loss in fair value was nil in 2025.

Net income was US$0.9 million in the first quarter of 2025, compared with net loss of US$11.9 million for the first quarter of 2024, as a result of the foregoing.

Adjusted EBITDA and adjusted net income were US$1.6 million and US$1.5 million, respectively for the first quarter of 2025, compared to an adjusted EBITDA, a loss of US$0.8 million and an adjusted net loss of US$0.9 million in the first quarter of 2024.

First Quarter 2025 Operating Data

In addition to the measures presented in our consolidated financial statements, we use the operating metrics listed below to evaluate our business, measure our performance, identify trends and make strategic decisions:

	As of March 31,
(US$ in thousands, unless specified)	2025	2024	Percentage change
Operating Metrics[6]:
Cumulative KYC'ed users (in number)	4,657	3,827	22%
New onboarded KYC'ed users[7] (in number)	223	224	(0)%
Active clients[8] (in number)	928	891	4%
Client assets on platform	1,275,364	1,152,903	11%
Execution trading volume[9]	2,454,371	3,125,614	(21)%
Payment trading volume[10]	281,279	465,584	(40)%

6 The operating metrics include operating data from Sparrow business, WFM, and WFTL. While Sparrow, WFM, and WFTL were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes assuming the completion of DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, other than the consolidation of Sparrow business following the relevant regulatory approval in April 2025, the DWM Asset Restructuring has not been completed.

7 New onboarded KYC'ed user is defined as the number of clients that completed the Company's Know Your Customer onboarding procedures during the period.

8 An active client is defined as a client who has conducted at least one transaction during any consecutive three months ended as of a specific date, or the assets under the client’s management were greater than US$10 thousand as of a specific date.

9 Execution trading volume is defined as the total U.S. dollar equivalent value of two-side spot matched trades transacted of crypto assets between a buyer and seller through the Company, and excluding the deposit or withdrawal of crypto assets during the period.

10 Payment trading volume is defined as the total U.S. dollar equivalent value of one-side on/off-ramp through the Company during the period.

Outlook

Based on the information available as of the date of this press release, the Company provides the following revenue outlook of Amber Premium business:

Second Quarter 2025:

●	Revenue of Amber Premium business is estimated to be between US$15.5 million and US$17.5 million.

Full Year 2025:

●	Revenue of Amber Premium business is estimated to be between US$65.0 million and US$75.0 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 28, 2025 (8:00 PM Singapore time on May 28, 2025). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the ID number 13754037 The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:
Toll Free: 1-844-539-3703
Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1721575&tp_key=471a656b75

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13754037

A replay of the call will be available on Wednesday, May 28, 2025, after 12:00 PM ET through Wednesday, June 11, 2025 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company's operating results, enhance the overall understanding of the Company's past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates; (vi) risks related to fluctuations in the market price of bitcoin and any associated unrealized gains or losses on the digital assets that the Company may record in its financial statements as a result of a change in the market price of bitcoin from the value at which the Company’s bitcoins are carried on its balance sheet, as well as commercial, legal, regulatory, accounting and technical uncertainties associated with the Company’s crypto holdings; (vii) a decrease in liquidity in the markets in which the cryptocurrencies and digital assets are traded; and (viii) the impact of the availability of spot exchange traded products and other investment vehicles for digital assets. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Serena Wang
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended March 31,
	2025	2024
Revenue	14,940	1,011
Cost of revenue	(3,935)	(547)
Gross profit	11,005	464

Operating expenses
Research and development expenses	(3,393)	(145)
Sales and marketing expenses	(810)	(2)
General and administrative expenses	(5,975)	(1,210)
Total operating expenses	(10,178)	(1,357)
Operating income/(loss)	827	(893)
Interest expense	(30)	(36)
Interest income	68	25
Other gains/(losses), net	56	(10,969)
Income/(loss) before income tax expense	921	(11,873)
Income tax expense	(5)	—
Net income/(loss)	916	(11,873)
Net loss attributable to non-controlling interests	15	—
Net income/(loss) attributable to the Company’s ordinary shareholders	931	(11,873)

Net income/(loss) per ADS attributable to the Company’s ordinary shareholders
— Basic	0.01	(0.19)
— Diluted	0.01	(0.19)

Weighted average number of ADS used in per share calculation:
— Basic	68,315,567	61,966,949
— Diluted	68,325,051	61,966,949

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA represents net income/(loss) before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) other gains, net, (vii) net loss attributable to non-controlling interests, (viii) realized loss/(gain) in fair value of digital assets, (ix) unrealized loss in fair value of digital assets, and (x) cost related to Merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net income/(loss) for the periods indicated:

	Three Months Ended March 31,
	2025	2024
Net income/(loss)	916	(11,873)
Add/(less):
Depreciation and amortization	137	107
Interest expense	30	36
Interest income	(68)	(25)
Income tax expense	5	—
EBITDA	1,020	(11,755)
Add/(less):
Share-based compensation	627	—
Other gains, net	(113)	(55)
Net loss attributable to non-controlling interests[11]	15	—
Unrealized loss in fair value of digital assets	—	11,018
Cost related to merger[12]	32	—
Adjusted EBITDA	1,581	(792)

[11]	Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.
[12]	Cost related to the merger represents legal and professional fees.

Adjusted net income/(loss) represents net income/(loss) before (i) share-based compensation, (ii) other gains, net, (iii) net loss attributable to non-controlling interests, (iv) unrealized loss in fair value of digital assets, and (v) cost related to Merger. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net income/(loss) for the periods indicated:

	Three Months Ended March 31,
	2025	2024
Net income/(loss)	916	(11,873)
Add/(less):
Share-based compensation	627	—
Other gains, net	(113)	(55)
Net loss attributable to non-controlling interests[11]	15	—
Unrealized loss in fair value of digital assets	—	11,018
Cost related to merger[12]	32	—
Adjusted net income/(loss)	1,477	(910)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2025	2024
Net income/(loss):	916	(11,873)
Add: Non-GAAP adjustments to net income/(loss)	561	10,963
Adjusted net income/(loss)	1,477	(910)

Denominator for net income/(loss) per ADS – Weighted average ADS outstanding	68,315,567	61,966,949

Denominator for diluted adjusted net income/(loss) per ADS - Weighted average ADS outstanding	68,325,051	61,966,949

Diluted net income/(loss) per ADS	0.01	(0.19)
Add: Non-GAAP adjustments to net income/(loss) per ADS	0.01	0.18
Diluted adjusted net income/(loss) per ADS	0.02	(0.01)